FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK CANADA

2003 INTERIM RESULTS - HIGHLIGHTS

* Net income^ was C$146 million for the half-year ended 30 June 2003, an increase of 24.8 per cent over the same period in 2002.

* Net income was C$73 million for the quarter ended 30 June 2003, an increase of 78.0 per cent over the second quarter of 2002.

* Return on average common equity was 19.1 per cent for the six months and for the quarter ended 30 June 2003 compared to 14.8 per cent and 10.1 per cent, respectively, for the same periods in 2002.

* The cost:income ratio was 56.3 per cent for the half-year ended 30 June 2003 and 57.1 per cent for the quarter ended 30 June 2003.

* Total assets of C$36.1 billion at 30 June 2003 compared to C$35.1 billion at 30 June 2002.

* Total assets under administration were C$15.8 billion at 30 June 2003, of which C$12.4 billion were funds under management and C$3.4 billion were custody and administration accounts.

^ HSBC Bank Canada acquired Merrill Lynch HSBC Canada Inc. ("MLHSBC") on 31 October 2002. For financial reporting, the income and expenses of MLHSBC were accounted for effective 1 July 2002, the date HSBC Group acquired full ownership of MLHSBC, and were recorded in the results for the fourth quarter of 2002.

Financial Commentary

HSBC Bank Canada recorded net income of C$146 million for the six months ended 30 June 2003, an increase of C$29 million, or 24.8 per cent, from C$117 million for the comparable period in 2002. Net income for the quarter ended 30 June 2003 was C$73 million compared to C$41 million for the second quarter of 2002, an increase of 78.0 per cent. Excluding a C$28 million restructuring charge in the second quarter of 2002, the increase would have been 8.5 per cent and 23.9 per cent, respectively, for the six months and quarter ended 30 June 2003 compared to the same periods in 2002. The improvement in net income resulted from higher net interest income and lower levels of provisions for credit losses.

Martin Glynn, President and Chief Executive Officer, said: "Results were satisfactory given the mixed economic conditions we have experienced. While there was an improvement in the equity markets during the second quarter, the uncertain outlook continues to have an adverse impact on capital markets and mutual fund revenues. However, record low interest rates and high consumer confidence continued to fuel an active housing market in Canada. Growth in residential mortgages and consumer loans benefited net interest income. Credit losses for the six months and quarter ended 30 June 2003 were lower than in the same periods in 2002 as provisions in the prior periods covered an exposure in the telecommunications sector.

"The current strength of the Canadian dollar relative to the US dollar and the ongoing uncertainty of the economy in the United States is expected to dampen the future demand for Canadian goods and services. In addition, near-term domestic activity, primarily in the travel and hospitality sectors, has been weakened by SARS. We are continually monitoring direct exposures to the affected business sectors to mitigate the impact, if any, that these economic factors may have on the bank.

"We are continuing to align our services for customers in Canada with those of our colleagues in the United States, including Household International, and GF Bital in Mexico, to create a seamless North American service proposition. By establishing a broader range of services and products to offer our retail and commercial clients in Canada, we should be better positioned to gain market share and benefit when economic conditions improve."

Net interest income

Net interest income for the six months ended 30 June 2003 was C$440 million, an increase of C$16 million, or 3.8 per cent, compared to C$424 million for the same period in 2002. For the quarter ended 30 June 2003, net interest income was C$222 million, an increase of C$9 million, or 4.2 per cent, over the comparative period in 2002. Net interest income continued to benefit as the impact of higher volumes of residential mortgages and consumer loans in the active housing market more than offset the increase in funding costs.

The net interest margin, as a percentage of average interest earning assets, was 2.77 per cent for the six months ended 30 June 2003 compared to 2.86 per cent for the six months ended 30 June 2002. For the quarter, the net interest margin, as a percentage of average interest earning assets, was 2.76 per cent compared to 2.82 per cent for the same period in 2002. For the six months and quarter ended 30 June 2003, the net interest margins were impacted by competitive pricing on residential mortgages and an increase in funding costs as competitive pricing on consumer deposits resulted in a change in funding mix towards higher costing non-consumer deposits.

Other income

Other income for the six months ended 30 June 2003 was C$216 million compared to C$213 million for the same period in 2002. For the quarter ended 30 June 2003, other income was C$111 million compared to C$103 million for the same period in 2002. Increased activity during the first half of 2003 in Personal Financial Services and Commercial Banking resulted in higher credit fees and deposit and payment service charges. The increased volatility of foreign exchange rates helped boost income from foreign exchange transactions in 2003 compared to 2002. Income from securitisations was lower for the six months ended 30 June 2003 due to a C$9 million gain recognised in the first quarter of 2002 on the sale of personal loans.

Capital market fees were higher for the six months ended 30 June 2003 compared with the same period in 2002. This was aided by an improvement in equity markets in the second quarter of 2003 and income from MLHSBC of C$9 million and C$6 million, respectively, for the six months and the quarter ended 30 June 2003. The restructuring of the institutional equity business in the second quarter of 2002 also impacted comparability of capital market fees between 2003 and 2002. The uncertainty of the global equity markets continued to dampen retail investor activity. As a result, mutual fund and administration fees were lower for the six months ended 30 June 2003 compared with the same period in 2002.

Non-interest expenses

Non-interest expenses were C$369 million for the six months ended 30 June 2003 compared to C$374 million for the same period in 2002. For the quarter ended 30 June 2003, non-interest expenses were C$190 million compared to C$205 million for the same period of 2002. The second quarter of 2002 included a C$28 million restructuring charge related to the withdrawal from institutional equity trading, sales and research activities. Non-interest expenses for the six months and the quarter ended 30 June 2003 included C$12 million and C$7 million, respectively, from MLHSBC.

Salaries and employee benefits were higher in the six months and quarter ended 30 June 2003 compared to the same periods in 2002. Variable compensation costs were higher, due in part to increased capital markets and foreign exchange revenue, and employee medical costs increased, reflecting the higher portion of these costs borne by the private sector. Included in salary costs were MLHSBC expenses amounting to C$3 million and C$2 million, respectively, for the six months and quarter ended 30 June 2003. Other non-interest expenses were higher for the six months and quarter ended 30 June 2003 compared to the same periods in 2002 largely from MLHSBC related costs of C$6 million and C$4 million, respectively. These increases were offset by lower operating losses for the six months ended 30 June 2003 compared to the same period in 2002.

Provision for income taxes

The effective tax rate for the six months ended 30 June 2003 was 39.2 per cent compared to 37.4 per cent for the same period in 2002. For the quarter ended 30 June 2003, the effective tax rate was 39.2 per cent compared to 35.9 per cent for the second quarter of 2002. The higher effective tax rate in 2003 reflected lower levels of tax-exempt investment income compared to 2002.

Credit quality and provision for credit losses

The provision for credit losses was C$39 million for the six months ended 30 June 2003 compared to C$68 million in the same period of 2002. For the quarter ended 30 June 2003, the provision for credit losses was C$19 million compared to C$43 million for the same period in 2002. The higher provision level in 2002 related to an exposure in the telecommunications sector. While the ongoing performance of our loan portfolios is satisfactory, the outlook remains uncertain in light of the slow economic recovery, particularly in the United States.

Total impaired loans decreased C$101 million, or 29.1 per cent, to C$246 million at 30 June 2003 compared to C$347 million at 30 June 2002. The allowance for credit losses was in excess of impaired loans by C$92 million compared to C$12 million at the same time last year. As at 30 June 2003, the loan portfolio consisted of a higher proportion of lower risk residential mortgages. The allowance for credit losses, as a percentage of loans outstanding, was 1.36 per cent compared to 1.53 per cent at the same time last year.

Balance sheet

Total assets at 30 June 2003 were C$36.1 billion, up C$1.0 billion from 31 December 2002. Consumer confidence and historical low interest rates continue to benefit business volumes as residential mortgages, net of securitisations, and consumer loans were C$0.6 billion higher at 30 June 2003 compared to 31 December 2002. Commercial volumes also increased as bankers acceptances grew C$0.5 billion in 2003.

Total deposits were flat from 31 December 2002 to 30 June 2003. Personal deposits were C$0.5 billion lower while commercial deposits increased by C$0.5 billion over the same period. The majority of the decrease in personal deposits was due to the stronger Canadian dollar at 30 June 2003 relative to 31 December 2002. While US dollar based deposits increased slightly during the period, the Canadian dollar equivalent of these deposits was lower upon conversion to Canadian dollars for reporting purposes.

Total assets under administration

Funds under management were C$12.4 billion at 30 June 2003 compared to C$11.5 billion at 31 March 2003 and C$11.7 billion at 30 June 2002 (after including MLHSBC funds of C$1.9 billion). The net increase in the second quarter of 2003 was aided by the strengthening of the equity markets over the same period. However, these increases were offset by the continued strengthening of the Canadian dollar relative to the US dollar.

Capital ratios

The tier 1 capital ratio was 8.0 per cent and the total capital ratio was 10.9 per cent at 30 June 2003. This compares with 8.1 per cent and 11.1 per cent, respectively, at 30 June 2002 and 7.9 per cent and 10.8 per cent at 31 March 2003.

Dividends

A regular dividend of 39.0625 cents per share (totalling C$2 million) has been declared on the Class 1 Preferred Shares - Series A. The dividend will be payable in cash on 30 September 2003 to shareholders of record on 15 September 2003.

About HSBC Bank Canada

HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, has more than 160 offices. With over 9,500 offices in 80 countries and territories and assets of US$759 billion at 31 December 2002, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our website at hsbc.ca.

Copies of HSBC Bank Canada's Interim Report will be sent to shareholders during August 2003.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.

Summary

	Quarter ended			Half-year ended
Figures in C$ millions	30Jun03	31Mar03	30Jun02	30Jun03	30Jun02
(except per share amounts)

Earnings
Net income	73	73	41	146	117
Basic earnings per share	0.15	0.15	0.09	0.30	0.25

Performance ratios (%)
Return on average common equity	19.1	19.0	10.1	19.1	14.8
Return on average assets	0.79	0.81	0.45	0.80	0.67
Net interest margin	2.76	2.79	2.82	2.77	2.86
Cost:income ratio	57.1	55.4	64.9	56.3	58.7
Other income:total income ratio	33.3	32.5	32.6	32.9	33.4

Credit information
Impaired loans	246	243	347
Allowance for credit losses
- Balance at end of period	338	326	359
- As a percentage of impaired loans	137%	134%	103%
- As a percentage of loans outstanding	1.36%	1.33%	1.53%

Average balances
Assets	36,275	35,587	34,598	35,933	34,172
Loans	24,322	23,960	22,885	24,142	22,468
Deposits	28,732	28,464	27,738	28,599	27,228
Common equity	1,505	1,510	1,563	1,507	1,547

Capital ratios (%)
Tier 1	8.0	7.9	8.1
Total capital	10.9	10.8	11.1

Total assets under administration^*
Funds under management	12,447	11,528	9,844
Custody and administration accounts	3,388	3,285	5,077
Total assets under administration	15,835	14,813	14,921

^ Custody and administration accounts as at 30 June 2002 included C$1,894 million of assets administered on behalf of MLHSBC. As a result of the MLHSBC acquisition, these balances were reflected in funds under management effective 1 July 2002.

* Balances as at 30 June 2002 are restated to eliminate inter-company holdings of assets.

Consolidated Statement of Income (Unaudited)

	Quarter ended			Half-year ended
Figures in C$ millions	30Jun03	31Mar03	30Jun02	30Jun03	30Jun02
(except per share amounts)

Interest and dividend income
Loans	352	333	318	685	617
Securities	30	28	28	58	55
Deposits with regulated
financial institutions	14	13	14	27	32
Total interest income	396	374	360	770	704

Interest expense
Deposits	165	147	139	312	264
Debentures	9	9	8	18	16
Total interest expense	174	156	147	330	280

Net interest income	222	218	213	440	424

Provision for credit losses	19	20	43	39	68
Net interest income after
provision for credit losses	203	198	170	401	356

Other income
Deposit and payment service charges	20	20	18	40	35
Credit fees	17	16	16	33	31
Capital market fees	22	16	15	38	35
Mutual fund and administration fees	13	13	15	26	30
Foreign exchange	15	14	13	29	25
Trade finance	7	6	7	13	13
Trading revenue	2	3	5	5	7
Securitisation income	3	5	2	8	14
Other	12	12	12	24	23
Total other income	111	105	103	216	213

Net interest and other income	314	303	273	617	569

Non-interest expenses
Salaries and employee benefits	95	87	83	182	168
Premises and equipment	28	29	27	57	55
Other	67	63	67	130	123
Restructuring costs	-	-	28	-	28
Total non-interest expenses	190	179	205	369	374

Income before taxes and non-
controlling interest in income of trust	124	124	68	248	195
Provision for income taxes	47	47	23	94	70
Non-controlling interest in income
of trust	4	4	4	8	8
Net income	73	73	41	146	117
Preferred share dividends	2	2	2	4	4
Net income attributable to
common shares	71	71	39	142	113

Average common shares outstanding (000’s)	471,168	471,168	456,168	471,168	456,168
Basic earnings per share	0.15	0.15	0.09	0.30	0.25

Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions	At 30Jun03	At 31Dec02	At 30Jun02

Assets
Cash and deposits with Bank of Canada	371	417	406
Deposits with regulated financial institutions	3,713	3,317	3,869
	4,084	3,734	4,275

Investment securities	2,491	2,875	2,211
Trading securities	596	870	1,087
	3,087	3,745	3,298

Assets purchased under
reverse repurchase agreements	596	416	822

Loans
- Businesses and government	11,992	11,949	11,957
- Residential mortgage	10,248	9,809	9,250
- Consumer	2,573	2,422	2,236
- Allowance for credit losses	(338)	(311)	(359)
	24,475	23,869	23,084

Customers’ liability under acceptances	2,904	2,374	2,424
Land, buildings and equipment	105	111	109
Other assets	888	940	1,046
	3,897	3,425	3,579
Total assets	36,139	35,189	35,058

Liabilities and shareholders’ equity
Deposits
- Regulated financial institutions	710	758	2,064
- Individuals	13,914	14,432	13,595
- Businesses and governments	13,641	13,182	12,437
	28,265	28,372	28,096

Subordinated debentures	509	528	541

Acceptances	2,904	2,374	2,424
Assets sold under repurchase agreements	25	28	289
Other liabilities	2,541	1,984	1,890
Non-controlling interest in trust and subsidiary	230	230	230
	5,700	4,616	4,833
Shareholders’ equity
- Preferred shares	125	125	125
- Common shares	950	950	935
- Contributed surplus	165	165	165
- Retained earnings	425	433	363
	1,665	1,673	1,588
Total liabilities and shareholders’ equity	36,139	35,189	35,058

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Half-year ended
Figures in C$ millions	30Jun03	31Mar03	30Jun02	30Jun03	30Jun02

Cash flows provided by/(used in):
- Operating activities	687	375	246	1,062	341

- Financing activities	(168)	(96)	1,326	(264)	1,617

- Investing activities	(583)	(319)	(466)	(902)	(1,395)

- Net (decrease)/increase in cash and
cash equivalents	(64)	(40)	1,106	(104)	563
Cash and cash equivalents,
beginning of period	3,597	3,637	2,595	3,637	3,138
Cash and cash equivalents,
end of period	3,533	3,597	3,701	3,533	3,701

Represented by:
Cash resources per balance sheet	4,084	3,758	4,275
less non-operating deposits ^	(551)	(161)	(574)
Cash and cash equivalents,
end of period	3,533	3,597	3,701

^ Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: July 28, 2003